Gyorvary Property Review,

Hidden Hand Mine

Lewiston Mining District

Fremont County, Wyoming

Prepared For Mineral Mountain



HIDDEN HAND MINE RICHEST PRODUCER OF FREMONT DISTRICT

RECENT RICH DISCOVERIES IN FAMOUS PROPERTY

One of Richest Veins in This District--Five Thousand Tons in Dump Which Runs More Than $50 a Ton--Ten Stamp Mill To Be Erected.

By L. E. SLINGERLAND, Editor of The Mountaineer

The Hidden Hand Mines Company, in view of extensive development and present conservative yet progressive management, is one of the greatest assets and resources of the Fremont mining district. Discoveries in this famous property and extensive improvements planned, together with shipments of rich gold ore that from pioneer days has established the worth and integrity of the Fremont mining district. The exploitation of the Hidden Hand, I confidently predict, is the actual exploitation of the Lewiston district.

May 10, 2017

Updated December 28, 2017

Prepared By Greg Schifrin

Minex Exploration

Table of Contents

Page

1-SUMMARY.......... 2
2-LEASE AGREEMENT WITH OPTION TO PURCHASE.......... 2
3-LOCATION.......... 2
4-TOPOGRAPHY.......... 3
5-CLIMATE.......... 4
6-ACCESS.......... 4
7-JURISDICTIONAL RISK.......... 5
8-HISTORY.......... 5
9-HISTORIC NEWSPAPER ARTICLES.......... 7
10-MINING CLAIMS.......... 7
11-GEOLOGY.......... 8
12-GREENSTONE HOSTED QUARTZ CARBONATE DEPOSITS.......... 9
13-GECHEMICAL DATA REVIEW.......... 9
14-ROCK SAMPLE ASSAYS.......... 9
15-DRILL RESULTS.......... 9
16-MINEX-LEWISTON MINE DUMP ROCK SAMPLING.......... 10
17-GEOPHYSICAL SURVEY.......... 10
18-HIDDEN HAND MINE-HISTORIC INFORMATION.......... 11
19-HIDDEN HAND MINE REHABILITATION AND DEVELOPMENT.......... 12
20-METALLURGY.......... 13
21-MARY ELLEN MILL.......... 13
22-LEWISTON DISTRICT PRODUCTION HISTORY.......... 14
23-RECOMMENDATION AND CONCLUSIONS.......... 15
24-PROPERTY ACQUISITION AND RESOURCE DEVELOPMENT.......... 15
25-SURFACE EXPLORATION.......... 15
26-UNDERGROUD EXPLORATION AND DEVELOPMENT.......... 15
27-MINE ECONOMIC MODEL.......... 16
FIGURE 1: LEWISTON, WYOMING LOCATION MAP 3
FIGURE 2: HIDDEN HAND MINE AREA MAP SOUTHEAST OF ATLANTIC CITY, WYOMING 4
FIGURE 3: CLAIM MAP 8

1-SUMMARY

This report is a summary review of reports and data, as requested by John Ryan, CEO, and prepared for Mineral Mountain (MM), of the Gyorvary Property located in Lewiston, Fremont County, Wyoming. The Gyorvary property consists of 13 unpatented and 1 patented mining claims. Mineral Mountain (MM) has requested Minex Exploration (Minex) to review historical and current reports and data on the property which were provided by Mineral Mountain, and to write a report of its findings. This summary report and data review provides a comprehensive review of information and data provided by Mineral Mountain and information which is publicly available for use by the company and prospective investors. Based on the information reviewed, along with additional drilling and exploration work to be conducted, the potential exists at the Hidden Hand Mine for a commercial economic gold operation at current gold prices and the potential for a larger greenstone hosted gold deposit in this district.

2-LEASE AGREEMENT WITH OPTION TO PURCHASE

A Lease Agreement with Option to Purchase was entered into between Lander Gold Mines, Inc., a wholly owned subsidiary of Mineral Mountain, and Stephen Gyorvary President of Gyorvary Mining Company, Inc. on December 14, 2017. The Agreement outlines the terms of seven year lease with lease payments totaling $210,000 over the seven years and an option to purchase with payment totaling $60,000 over the seven year term of the lease with a purchase price of $1,000,000. In addition to the cash compensation Gyorvary will receive 500,000 warrants of Mineral Mountain at a $0.10 exercise price. The lease includes 3 patented claims Mineral Survey #339-Hidden Hand, Morris and Casselton and 16 unpatented lode mining claims owned by Daniel Gyorvary (10 claims) and Eric Eiserman (6 claims). The lease entitles Mineral Mountain the exclusive unrestricted right to explore, mine and mill and conduct development on the property. The lease does not include the use of the mill and all facilities including all equipment, structures and infrastructure at the Gyorvary mill site location. Gyorvary maintains the rights and ownership of all existing mine dumps, tailings, placer resources and exposed ore and gob fill from the surface down to 100 feet in depth below land surface with respect to all claims outlined in the agreement. There is a 3% Net Smelter Royalty (NSR) due Gyorvary on all material. There is a 5 mile area of interest around the Hidden Hand on which the 3% royalty applies.

3-LOCATION

The Gyorvary Property is located approximately 29.5 miles south- southeast of Lander, Fremont County, Wyoming in the southern end of the Wind River Mountain Range in west central Wyoming. The Gyorvary Property is located in the Lewiston Mining District. The Lewiston District is centered on high grade gold bearing veins in the South Pass Greenstone belt. See Figure 1.


New World-Cooke City
Sunlight Basin
PARK
Cody
BIG HORN
Basin
Sheridan
SHERIDAN
Buffalo
Gillette
CROOK
Bear Lodge Mountain
Sundance
Mineral Hill
Cambria Coal
WESTON
Newcastle
Sinkingwater
Kirwin
Worland
WASHAKIE
JOHNSON
CAMPBELL
TETON
Jackson
Clark Camp
HOT SPRINGS
Thermopolis
Copper Mountain
FREMONT
NATRONA
CONVERSE
NIOBRARA
Pinedale
Lander
Rattlesnake (Tin Cup)
Casper
Douglas
Lusk
Rawhide Buttes
SUBLETTE
South Pass
Twin Creek
Lake Alice
Atlantic City
Lewiston
Haystack Mountain
McCann Pass
Oregon Buttes
Seminoe Mountains
LINCOLN
Wheatland
PLATTE
Torrington
Kemmerer
SWEETWATER
Rawlins
GOSHEN
ALBANY
Copper Hill
Gold Hill
New Rambler
Centennial Ridge
Goshen Hole
Evanston
Green River
CARBON
Laramie
LARAMIE
UINTA
Keystone
Cheyenne
Figure 1: Lewiston, Wyoming Location Map
0 20 40
Miles
Precious Metals Districts
Tertiary and Quaternary Volcanic Rocks
Precambrain Rocks

Figure 1: Lewiston, Wyoming Location Map

4-TOPOGRAPHY

The Lewiston District is an area of gentle to rolling topography which form the foothills of the Wind River Range. The area is sage brush covered desert with elevations ranging from 7000-8000 ft. The Lewiston District area is drained by Strawberry Creek and Deep Creek into the Sweetwater River. The drainages run southeast toward the Sweetwater River which drains toward the east. See Figure 2.


N
Duncan Mine
Carissa Mine
Hidden Hand Mine
1:150,000
0
1.75
3.5
7 Miles
South Pass Gold District
Historical Drilling
February 2017

Figure 2: Hidden Hand Mine Area Map Southeast of Atlantic City, Wyoming

5-CLIMATE

The Lewiston District is sagebrush desert with cold winters with low to moderate snowfall and hot dry summers. The average annual precipitation is approximately 11 inches per year. Winter month temperatures average range from 0 to 30 degrees Fahrenheit and summer month temperatures average range from 45 to 80 degrees Fahrenheit.

6-ACCESS

The property is accessed by driving south on highway US-287 from Lander, Wyoming 8.7 miles to highway WY-28, access to the Atlantic City. Travel 17.4 miles southwest on WY-28 (Dickerson Ave) and then turn south (left) on Dickerson Ave, Fort Stombaugh Loop, Prairie Breeze Roads and Travel 13.1 miles south- southeast to Lewiston. The Gyorvary Property then can be accessed by a network of unimproved 4-wheel drive roads which provide access to most of the property.

7-SAFE JURISDICTION RISK

Wyoming is a mine friendly state. Wyoming is a resource driven economy with oil and gas production as well as being the location of many mines that produce coal, uranium, iron ore, trona, bentonite and many other mineral. Wyoming is also a state with recent emerging gold districts. There was historic gold prospecting and mining in Wyoming but in recent years there has been extensive exploration and drilling in the Rattlesnake Hills, most recently by RFG Resources, Inc. where 78,000 meters of drilling has occurred. The Oregon Trail pass in proximity to the Lewiston district, however there are no mining withdrawals in this area by the Oregon Trail National Historic Parks. The Lewiston District is not within the Sage Grouse focal withdrawal area for mining activity in Wyoming outlined by the Bureau of Land Management. Just to the north of Atlantic City, US Steel operated an open pit Iron mine for 20 years that was closed in the 1982 when reserves were depleted. Infrastructure and skilled manpower are present in Wyoming for a commercial mining operation.

At the local level the Fremont County Commission current five member board is pro-development and pro-mining. The commission is recognized by Federal land management agencies as a "stakeholder" whose input into resource management issue is taken into consideration

8-HISTORY

The Gyorvary Property is located in a historic gold district where gold was discovered between 1879 to 1882 dependent upon accounts by Captain H. G Nickerson and associates who sold or optioned the "Bullion Property" to a man named Lewis. Lewis subsequently erected a stamp mill and hoist workings for mining development. The operations led to a town site development which was called Lewiston. In the Lewiston District review of historic documents indicate the Burr, Bullion, Iron Duke Ruby and Hidden operated and produced heavily but offer little production data. The 1926 State of Wyoming Geologist Office Bulletin Number 26 discusses a circular stamp mill being installed at the Hidden Hand to treat gold ores that ran **$40 per ton or approximately 2 oz/ton gold at $20 per ounce.**



Hidden Hand Mine



The South Pass- Atlantic City area was first explored with gold discovered in 1842 and placer mining efforts occurring until 1869 with the first mining claims established in 1864 and the first hard rock mine established in 1867. Active mining and milling occurred in the district on and off from the late 1860s through the 1930's with Federal Gold Mining Company and Dexter Mining and Milling operating underground mines in the district from the 1896 on through the 1930's. The next mining company to work on the mines in the district was Mica Mountain Mines and Pioneer Carissa Gold Mines from 1946 through 1955 at the Carissa property. Mica Mountain Mines operated intermittently from 1946-1948 and produced a reported 1900 ounces from 650 tons (2.92 opt Au) of ore in a gravity concentration/ cyanide processing with 92% recovery. The Duncan Mine was operated intermittently from 1955 through 1959 using a gravity/flotation concentration mill and produced approximately 1630 ounces from 5100 tons (0.378 opt Au) of ore with an 85% recovery (Minerals Yearbook, USGS). From the 1970s to the present several companies including Anaconda, Newmont and Homestake have made exploration efforts where geological sampling of both surface and underground, as well as core drilling has occurred. However, no mine in the district has been put back into production. The State of Wyoming 1926, Bulletin 26 indicates that there was **$4.1 million dollars of gold mined** from the South Pass Gold district. This equates to roughly 205,000 ounces at the prevailing price of $20/ounce gold.

9-HISTORIC NEWSPAPER ARTICLES

There were numerous historic newspaper articles reviewed on the Burr and Hidden Hand Mines which were published between1882 through 1913 in the Cheyenne, Lander, Rawlins and Rock Springs newspapers. The newspaper articles focus on the discovery of rich ores in these mines, and the ownership and the anticipated values of the ores. Some account list ores worth $**20-$50 per to**n while others state **$20 to $600 per ton averaging $300 per ton.** One account from the 1912 Cheyenne paper states a crude assay of $33,000 per ton with a pocket of $60,000 per ton ore opposite it was found that was exhibited at the state fair and won first prize in the mineral exhibit. Other articles talk about mill construction and mine development at the Hidden Hand and Burr Mines. The assay values described in the newspaper articles, with a gold price at the time of $20 per ounce, indicate ore from 1 ounce/ton gold to astounding 1,650 ounces/ton gold were present in the ores at the Burr and Hidden Hand Mines. Readers should be cautioned that newspapers in this frontier era often exaggerated mine discoveries in an effort to attract settlers to the various areas. However, the reports are rarely pure fiction and some credence can be given to the publications.

10-MINING CLAIMS

The Gyorvary Patents and Unpatented Lode Mining Claims are located in T28N, R98W, Sections 4,5,8 and T29N, R98W, Sections 33 and 34, 6th Principle Meridian, Fremont County, Wyoming. There are 16 unpatented lode mining claims and 3 patented mining claims totaling approximately 380 acres or 154 hectare. Patented Mining Claims are effectively Fee Simple private ownership and are highly desirable as they are subject to less restrictive permitting and regulatory issues.

The Patented Mining Claims are as follows:

	Mineral Survey #338
1	Hidden Hand
2	Morris
3	Casselton

The unpatented claims on federal lands open to mineral entry that are listed as active by the Bureau of Land Management LR2000 are as follows:

1	Good Foot	Daniel Gyorvary/ Stephen Gyorvary
2	Jerry Dain	Daniel Gyorvary/ Stephen Gyorvary
3	Jerry Dain #2	Daniel Gyorvary/ Stephen Gyorvary
4	Jerry Dain #3	Daniel Gyorvary/ Stephen Gyorvary
5	Good Hope	Gyorvary Mining Co, Inc./ Stephen Gyorvary
6	Veta Grande	Daniel Gyorvary/ Stephen Gyorvary
7	Hidden Hand Frac	Daniel Gyorvary/ Stephen Gyorvary
8	Amanda Lode	Daniel Gyorvary/ Stephen Gyorvary
9	JDW	Daniel Gyorvary/ Stephen Gyorvary
10	Miracle	Daniel Gyorvary/ Stephen Gyorvary
11	Good Hole	Eric Eiserman/ Stephen Gyorvary
12	Magyar Aranyaso	Eric Eiserman/ Stephen Gyorvary
13	Atkins	Eric Eiserman/ Stephen Gyorvary
14	Boylan	Eric Eiserman/ Stephen Gyorvary

15	McKay	Eric Eiserman/ Stephen Gyorvary
16	Mighty Nemo	Eric Eiserman/ Stephen Gyorvary



Lewiston Land Package
Lander Gold Mines, Inc.
December 2016
1:30,000
0
0.25
0.5
1 Miles
Legend

Figure 3: Claim Map- Patented Claims Yellow, Gyovary Unpatented Claims Blue

Based on review of the Bureau of Land Management claim record for the area in the sections around the Hidden Hand Mine, there has been recent new claims located in the area between May through October of 2017. It is recommended that Mineral Mountain complete its land acquisition as soon as possible to obtain control of the mineral rights in proximity to the lease area.

11-GEOLOGY

The rocks in the South Pass area are Archean sediments and volcanic rocks that were deposited more than 2.8 billion years ago (D. Hausel). These rocks were metamorphosed over time to create greenstones, greywackes and meta-greywackes that are seen today. The Lewiston area is located opposite and is the east limb of the synform of the Atlantic City- South Pass regional camp (C.S. Bow Anaconda Report). The gold bearing shear zones in the Lewiston District occur in chloritized hematinic metagraywacke of the Miners Delight Formation (D.Hausel, 1988). The lode gold deposits of this area are focused along the shear zones or faults. The strike trending shear zones of the Lewiston District parallel fold limbs in the meta greywacke and are thought

to have formed during regional folding , (D. Hausel). Cross cutting shears or faults are later (Laramide) and poorly mineralized. The strike trending shears are mineralized and can be traced for greater than 3 miles along strike with rich ore shoots occurring in fold closures, with much of the strike exposure covered. Dan Hassel believes there are rich ore shoots hidden below cover that require exploration work to identify in the area of the Hidden Hand Mine. There has been no testing of continuity down dip with the deepest mines in the district not much more than 100 feet deep which are currently not accessible.

<u>12-GREENSTONE HOSTED QUARTZ CARONATE DEPOSITS</u>-B.Dube and P. Gosselin

Greenstone-hosted quartz carbonate vein deposits occur with valuable amounts of gold and silver in faults and shear zones. Greenstone hosted quartz-carbonate vein deposits **are second in total tonnage of produced gold worldwide and second** only to the Witwatersrand paleo placers of South Africa. The largest is the Golden Mile in Australia with more than 1800 tonnes Au and the second largest Hollinger-McIntyre deposit with 987 tonnes Au indicate the potential for greenstone hosted deposits. The average grade of greenstone hosted quartz carbonate deposits is fairly consistent ranging from 5 to 15 g/t Au with tonnages highly variable ranging from a few thousand tonnes to over 100 million tonnes, however typically these deposits contain only a few million tonnes.

<u>13-GEOCHEMICAL DATA REVIEW</u>

The data provided for review on the Hidden Hand Mine area was present in the Anaconda report and in excel work sheets and laboratory reports from Big Bear Mining, US Borax and Golden Predator. There were soil sample and rock sample data presented for review.

<u>14-ROCK SAMPLE ASSAYS</u>

In the Lewiston District mineralized widths of 5-8 feet to as great as 30 feet at the Hidden Hand with strike lengths of 100 to 500 feet were sampled with assays ranging from 0.001 to .07 opt gold (C.S. Bow Anaconda Report). The highest assay for the Lewiston district found in literature was 3,100 oz/ton gold (PFAFF, 1978) as listed in a State of Wyoming Precious Metals report but no specific assay data was provided. The rock sample data reviewed was collected by US Borax, Newmont, Quincy Energy, James Baughman and others and indicated pervasive gold was present district-wide in concentrations of 1-2 grams per ton gold, with some high grade samples present which are greater than 10 grams per ton in certain locales.

<u>15-DRILL RESULTS</u>

Drill data in the area reviewed was for the Carissa and Duncan Mine prospects in the South Pass –Atlantic City District to the northwest. No drill data was reviewed for the Lewiston area mines. The drill data reviewed was for drilling in 1973-74, 1989 and 1994. The drilling at the Carissa and Duncan Mine prospects encountered gold bearing veins with widths from less than 1 foot up to 18 feet in width with grades ranging from .025 ounce per ton (opt) to 1.3 opt. The average width of gold bearing veins was 6.84 feet with an average grade of 0.23 opt gold. Diamond Drill Hole 94-1 at the Carissa Mine was located to test the down plunge continuity of the #1 West Ore Shoot which through projection and contouring of historic assay to have a vertical range of 400 feet on a long section. The drill hole returned 15.3 foot interval of 1.06 opt

Au. This demonstrates and validates that high grade ore shoots with vertical extent exist in the district and they are structurally controlled with predictability.

16-MINEX- LEWISTON MINE DUMP ROCK SAMPLING

In 2010 Big Bear Mining contracted Minex Exploration to collect rock dump samples from mine dumps in the Lewiston District, Wyoming. There were 31 mine dump sites visited where rock samples were collected. Review of the mine dump rock sample data collected from across the Lewiston District indicated 10 of the mine dumps had gold assays greater than 1 gram per ton, 6 dumps had gold assays greater than 2 grams per ton, and 2 mine dumps had gold assaying greater than 10 grams per ton gold. These were the **Shaft 4 at 12.35 g/ton Au and the Wolf Mine at 20.7** g/ton Au. This mine dump sampling was a first pass sampling to identify if there was any gold present in the mine dumps in this district. The assays provide evidence that gold is present with assays as great as 1/3 to 2/3 oz/ton gold present. Further ground work is required of these anomalous gold areas to generate gold mineralized targets for exploration and drilling.

17-GEOPHYSICAL SURVEY

In October of 2006 Gradient Geophysics, Inc. conducted an Induced Polarization (IP) and Magnetometer survey over the Lewiston Project Area for Quincy Energy. The area surveyed ran from the Wolf mine in the north part of the district, on to the Hidden Hand Mine in the central part of the district, and to the Burr Mine in the south part of the district. The objective of the survey was to map vein systems with gold mineralization. The initial survey focused on the know area of mineralization at the Wolf workings. There were 3 IP lines with data collection totaling 23,400 ft (4.4 line miles) and a checkerboard grid of magnetic data with 400 ft line spacing. There were two significant IP anomalies identified in Line 1, 3 significant chargeability anomalies on L2. Based on the report by Art Ettlinger, there were three possible types of gold deposition:

1- quartz vein systems with steep angles and little visible sulfides;
2- narrow altered zones near vertical with sulfides at depth, and;
3- flat or shallow angle faults plus with or without quartz.

The expected geophysical signature for magnetics would be linear magnetic lows representing faults with depleted magnetics relative to country rock. For IP the response would show an increase response in chargeability and lower values for alteration and resistivity.

The conclusions based upon surveys indicate the magnetics appear to be an ideal mapping tool for mapping structures with inferred mineralization. With a magnetic survey high resolution data can be collected quickly, however it was recommended that fault zones interpreted here be ground trothed to better refine the method. There were six recommendations in the report.

1. Confirm Areas of faulting delineated on the interpretive map on the ground.
2. Infill present magnetometer lines, decrease spacing to obtain better resolution.
3. Perform additional filters-subtraction of regional gradient, high frequency filter and upward continuation.
4. Collect IP data using a gradient array.
5. Follow gradient array with selective dipole-dipole data.

6. Combine IP data with 3-D model to pinpoint drilling targets.

18-HIDDEN HAND MINE- HISTORIC INFORMATION

The Geological Survey of Wyoming- Bulletin 68, 1989: The Hidden Hand Mine is located in the SE1/4, Section 5, T28N, R98W, 6th Principal Meridian and is developed on a vein **10-30 ft wide** N40E trending, 62 degrees NW dipping, on a shear or fault zone. The shaft was sunk 110 ft with 640 feet of cross cuts and drifts (Henderson, 1926). Ore from the 30 foot level was reported to assay as high **as 75 oz/ton gold**. In 1916 approximately 1000 lbs of ore stock piled on the dump averaged **4 oz/ton gold** (anonymous, 1916) One ore shoot at the Hidden Hand mine reportedly produced specimen grade rock that assayed at **3,100 oz/ton gold** (Pfaff, 1978).

Eilman Report, 1913: Note- John Eilman (grandfather of local historian and author Betty Pfaff) was the assayer at the Hidden Hand at the time when bonanza ore was struck in 1912. A ten ton shipment to the Globe Smelter in Denver settled for a reported $740 per ton or 37 opt. This was widely reported in the contemporary national mining press and may be taken as true. However, the assays can be useful in showing relative distribution of gold values.

No. 1 Shaft (presently covered with ruins of log shaft house) is 80' deep, with 160' of drifting on the vein and 60' of crosscut. High grade Globe Smelter ore came from this shaft and high grade continues on bottom (80') level. 800 tons of 1.5 opt ore from this shaft on dump (in all probability long gone). Shaft is not suitable to be a working shaft.

No. 2 Shaft started "toward the center of the claim" (to the west) is 30' deep. This is believed to be the shaft being operated with a horse whim in a 1913 photo. Have two compartments, 4x4, hoisting and 4x3, ladder way, in the clear. 100 tons of ore "estimated" taken out in sinking runs 3 opt. Ore shoots encountered in Shaft No. 1 dip (pitch) toward Shaft No.2 (pitch to the west).

Morris shaft is 60' deep, ore assays 1 opt. Casselton has two shafts, 25' and 40' deep, ore runs .6- 1 opt, 2' wide.

Grosvenor Report, 1929: Wallace Grosvenor's family owned the Hidden Hand Mine from the mid 1890's until he sold it to the Pfaffs in the late 1960's (? exact date). He was present at age 12 when the "Globe Smelter" ore was discovered and in the late 1920's attempted to operate the mine with almost no help.

No. 1 Shaft sunk 40' to the vein and then 40' on the vein. Most "old work" from 40' level to surface. Globe Smelter ore from the stope between #2 and #3 North drifts (refers to "blueprint #3" for location, so at one time a map and/or section of the mine workings existed). Last work from this shaft in winze of #3 South drift (lowest level). High grade streak in bottom of winze ran 8.75 opt.

No.2 Shaft 350' from No. 1 is 32' deep with 15' of drifting each direction. Vein here is 5' wide with gold localized on both walls near the surface but distributed throughout entire vein at 30' level and averages .8 opt. High grade streak running 3.75 opt stoped to surface.

Minerals Yearbook (USGS):

For 1934- Started shipping bullion to the Denver Mint in November. (High grade ore treated in a Straub circular stamp mill and clean-up pan, capacity 1 ton/day). Estimate 100 oz. production from USGS statistics.

For 1935- Iron Duke Mining Co. "sank a 100' shaft and drove 100' of drifts at the Iron Duke-Hidden Hand group". This implies a wholly new shaft was sunk, and it is unclear whether this work was done on the Hidden Hand or Iron Duke patented claims, both of which were under lease by Carl Pfaff Sr. from different owners. However, it is believed the work was done from the Hidden Hand No. 2 Shaft according to the best recollection of Carl Pfaff Jr., but even he was not certain of it. Crude ore shipped to Midvale, Utah smelter, estimated to be 600 oz. Au. from USGS statistics, but other sources rumor the production to be 2000 ounces.

For 1936- By August, Hidden Hand mine is shut down and Pfaff is operating exclusively on the adjoining (and connected underground) Iron Duke mine. Other leasees, Vjestik and Novak, take over late in the year. Crude ore is shipped to the Midvale, Utah smelter- estimate 280 oz. production from USGS statistics, but rumored to be much larger. The Pfaff family to this day attributes the foundation of their prosperity to the proceeds from the Hidden Hand lease during the Great Depression.

For 1937- Four Lessee's operated the Hidden Hand- Iron Duke group operated for 195 days. From the 50' level produced **5 tons of ore containing 160 ounces of Au. (32 opt)**. Removed 2000 tons of "waste", i.e. too low grade to ship crude to Midvale smelter.

For 1938- Trucked dump rock from the Hidden Hand- Iron Duke group to the Gold Dollar mill northeast of Atlantic City, a distance of about 20 miles. The mill had a ball mill- rake classifier grinding circuit and recovery by amalgamation, gravity, and flotation. Unfortunately there is no information on the amount of ore treated or the results.

For 1939- The Iron Duke Mining Co. Sank 50' of shaft and drove 25' of drift and 40' of crosscut. No ore was shipped and no production was reported.

19-HIDDEN HAND MINE REHABILTATION AND DEVELOPMENT

The Hidden Hand Mine Shaft is currently caved and the condition of the various drifts on different levels is unknown. It is a good assumption that the levels will likely require rehabilitation and widening to accommodate modern equipment. To go underground and conduct exploration, mine evaluation, and to extract any ores for metallurgical and pilot testing, and eventual mining for mill feed, significant rehabilitation will be required. The rehabilitation costs outlined in the financial proforma presented near the end of this report for shaft repair, tunnel advance and portal and setup are $1,220,000.

20-METALLURGY

The review of reports and literature present on the Lewiston and South Pass-Atlantic Districts offer little information on the metallurgy of the ore. The construction of stamp mills and amalgamation processes are cited in the literature. The near surface ores in veins produce gold with crushing and gravity separation with concentration methods using gravity and amalgamation. Based on historic reports the ore became more refractory at depth, so that the

quartz ore mined at depth would yield 1/3 of the value in the stamp mills of the quartz ore mined near surface. There was metallurgical work done on a variety of mines in the area by the University of Wyoming, School of Mines in 1901 that tested gravity and cyanide leach where 80-95% gold recovery was obtained. The 1901 work did not include the Hidden Hand or Burr Mines in The Lewiston District. Based on information from Stephen Gyorvary, Hazen Laboratories of Denver, Colorado conducted metallurgical testing on the ores from the Mary Ellen with the mill configuration set up per the testing. No Hazen Laboratory metallurgical reports were available for this review. An independent detailed metallurgical study of the ores needs to be conducted prior to determining what milling methods will optimize gold recovery of the various ores in the Lewiston District.

21-MARY ELLEN MILL

The Mary Ellen Mill is located 10 miles northwest from Lewiston, Wyoming and owned by Steve Gyorvary. Under the executed Agreement between Gyorvary and Lander Gold Mines, a wholly owned subsidiary of Mineral Mountain, the mill facility is not part of the Hidden Hand Mine lease package. The Mary Ellen Mill is located on BLM lands and operates under Wyoming DEQ Permit #6385. The mill is a gravity and floatation circuit that has the through-put capacity of 2-3 tons per hour. The gold recovery of the gravity circuit is 60% and the gold recovery of the floatation and gravity circuit is up to 92% based with tails that assay 0.06 opt Au, (communication from Stephen Gyorvary). Based on test work done by Hazen Labs from Denver Colorado, the optimal recovery for gold is obtained by getting the ore ground to 80% passing 65 mesh size. The mill circuit operates as follows with some upgrades required;

- the ore is crushed by passing through a jaw and roll crusher;
- then it is stored in a 50 ton fine ore bin;
- the material is then fed through a scoop feed into a 4'x5'Denver ball mill;
- the material then runs through a coarse gold jig and over a Wilfley table to collect the coarse gold;
- then the material goes to a size classifier;
- the underflow (material coarser than 65 mesh) gets re-circulated for grinding in the ball mill;
- the overflow (material finer than 65 mesh) goes to the floatation cells to create a gold concentrate;
- Final cleanup of gravity concentrates is with a Gemini table which makes a concentrate suitable to send to the refinery;

The reduction ratio based on communication with Gyovary is 60 to 1. The concentrate averages 17.4 ounces gold per ton.

The current water supply for the mill is from the Mary Ellen Shaft. A year round continuous operations water supply needs to be developed for the mill. There is a year round rping 1000 feet away

Ball Mill and Wilfley Table





22-LEWISTON DISTRICT PRODUCTION HISTORY

There was no production history present in the technical reports reviewed on the Lewiston District. However, production history from a Stephen Gyorvary memo is summarized below.

Mine	Estimated Gold Production- Oz Au
Irish Jew	205
Burr	1525
Hidden Hand	2190
Iron Duke	2465
Helen G	250
Bullion	2400
Mint	200
Good Hope	525
Total	**9760**

Based on the chronology in the Stephen Gyovary memo, the production outlined occurred between 1890 and 1940 at the various mines. These data were collected from personal communications between Gyovary and descendants of the mine owner/operators and study of period newspaper articles, where Gyovary disregarded all reports that appeared to be promotional in nature.

23-RECOMMENDATIONS AND CONCLUSIONS

After Review of the information and data provided on the Lewiston District and the Gyorvary Property in Lewiston, Fremont County, Wyoming the recommendations and conclusions are as follows: property acquisition, surface exploration, underground exploration and development.

24-PROPERTY ACQUISITIONS AND RESOURCE DEVELOPMENT

The option and lease with Gyorvary that secures the patented and unpatented claims was completed on December 14, 2017.

It is recommended that Mineral Mountain stake additional claims to the north and south of the Gyorvary Property to control the other historic mines including the Mint, Good Hope, Bullion, Helen G, Iron Duke, Irish Jew and Wolf Mine to the north. There are six new claim listed in proximity to the Gyorvary Claims that were located between May and October 2017.

It should be noted that other companies such as Newmont Mining, Nugget Gold, Quincy Energy and others had district land positions so exploration could be conduction district wide.

The long term objective for this project is to develop a gold resource through drilling on the Hidden Hand Mine, the adjacent mines and claims in the area and other mine and mineralized areas in proximity in the South Pass Area. With additional exploration on the property and surrounding area the potential exists to develop a significant gold resource of hundreds of thousands of ounces or more. The possibility of a far greater reserve exists in this project area. The exploration and discovery of a large economic gold resource will facilitate the permitting and construction of a larger gold processing facility and mine development as well as define the long term mine life for this project.

25-SURFACE EXPLORATION

Complete a thorough geochemical sampling program with rock, soil and stream sediment sampling done systematically to cover the district to identify all anomalous gold occurrences.

Conduct detailed geological and structural mapping along with rock sampling of the areas of interest in the Lewiston District and of the known gold occurrences. Conduct a follow up soil survey to identify gold occurrence in areas that are covered.

Conduct a high resolution, close line spacing, magnetic survey of the district.

The above mentioned efforts will create drill targets for core drilling. The drilling will create definable resources.

26-UNDERGROUND EXPLORATION AND DEVELOPMENT

Based on the historic reports and information, the rehabilitation and opening of the underground working at the Hidden Hand Mine and other mines should occur.

Once the underground workings have been opened and rehabilitated for safe work, sampling and drilling should occur to block out and develop a resource for the Hidden Hand Mine. A drilling budget of $570,000 is outlined in the proforma budget for a total of 1900 meters of core drilling in year one.

The same efforts should occur on the other nearby mines that should be prioritized by ownership, land status, access, data evaluation and historic production.

Once a resource has been determined, mining and milling of the ores should occur on site to test the metallurgy and recovery of gold from the ores as a prelude to a full-scale commercial operation. Gyovary has had test work done by Hazen Labs of Denver, Colorado. It is highly recommended that Mineral Mountain conduct additional metallurgical test work by a lab of its choosing to confirm the results of Hazen.

27-MINE ECONOMIC MODEL

The Gyovary property has multiple streams of mineral material feed present. The property subject to this review, as noted above, has mine dumps and mine jig tailings which could represent a near term source of feed for the existing permitted Mary Ellen Mill. Additionally, Mineral Mountain plans to reopen the Hidden Hand Shaft by re-timbering the old shaft. Assuming the work is successful in repairing the shaft, it is possible that existing unmined ore shoots which were not economic historically, or not identified by the historic miners may be present on the Hidden Hand thirty foot level. If so, this would represent a second source of feed for the Mary Ellen Mill.

The Company has outlined a plan to drive new drift along the Hidden Hand vein and to cut drill stations in order to drill short holes along strike and at depths of perhaps 100 feet to 200 feet below the lowest level of the Hidden Hand. These drill holes will target the downward projections of existing ore shoots that are identified from sampling and mapping on the number one level.

The Company has prepared pro-forma financials to accomplish the above work and making assumptions about grades, recovery rates and tonnages of mineral resource feed from the following sources:

a) Existing mine tailings on the surface;
b) Existing mine dumps on the surface;
c) Resources from existing stopes on number one level;
d) Resources from newly discovered stopes by drifting on number one level; and
e) Resources from newly discovered mineral shoots discovered by drilling.

Based upon these assumptions the summary financials are presented below. These financials have been reviewed by the writer who has extensive experience in small mining operations and associated costs and are found to be reasonable representations of the potential economics of the project.

	Year 0 (Six Mos Pre-Prod)	Year 1	Year 2	Year 3	Year 4	Year 5	Totals
Ore Tons		9,750	12,000	12,000	12,000	12,000	57,750
Ore Grade (gms/ton Au)		16.0	16	16	16	16	-
Contained Grams - Au		156,000	192,000	192,000	192,000	192,000	924,000
Contained Ounces - Au		5,016	6,174	6,174	6,174	6,174	29,711
Contained Grams - Ag		78,000	96,000	96,000	96,000	96,000	462,000
Contained Ounces - Ag		2508	3,473	3,087	3,087	3,087	14,855
Mill Flotation Recovery		82.0%	82.0%	82.0%	82.0%	82.0%	82.0%
Concentrate Leach Recovery		92.0%	92.0%	92.0%	92.0%	92.0%	92.0%
Recovered Ounces - Au		3,784	4,657	4,657	4,657	4,657	22,414
Gold Price ($1,250)		$1,250	1,250	1,250	1,250	1,250	1,250
Recovered Ounces - Ag		1,892	2,329	2,329	2,329	2,329	11,207
Silver Price ($18)		$17	17	17	17	17	$17
Dore' Metal Payment Factor		98.5%	98.5%	98.5%	98.5%	98.5%	98.5%
Revenue		4,690,891	5,773,404	5,773,404	5,773,404	5,773,404	27,784,508
				-	-	-	
Development Costs				-	-	-	
Mill Upgrades	300,000	300,000	-	-	-	-	300,000
Core Drilling (meters)	1,900	450	1200	600	600	600	5,350
Core Drilling Costs (Total $'s)	570,000	135,000	360,000	180,000	180,000	180,000	1,605,000
Portal & Setups	200,000	-	-	-	-	-	200,000
Tunnel Advance (meters)	350	250	200	150	150	150	1,250
Tunnel Advance (Total $'s)	420,000	300,000	240,000	180,000	180,000	180,000	1,020,000
Vertical Raise (meters)	80	115	50	25	75	75	195
Contingency (10.0%)	143,000	78,000	75,000	43,500	58,500	58,500	456,500
Total Development Costs	(1,573,000)	(858,000)	(825,000)	(630,300)	(478,500)	(643,500)	(5,021,500)
				-	-	-	
Operating Costs				-	-	-	
Contractor Mining Costs		1,316,250	1,620,000	1,620,000	1,620,000	1,620,000	7,796,250
Haulage to Mill		78,000	96,000	96,000	96,000	96,000	462,000
Milling Cost		487,500	600,000	600,000	600,000	600,000	2,,887,500

Other		-	-	-	-	-	
Contingency (10.0%)	21,000	230,175	273,600	273,600	273,600	273,600	1,345,575
Total Operating Costs	(231,000)	(2,531,925)	(3,009,600)	(3,009,600)	(3,009,600)	(3,009,600)	(14,801,325)
				-	-	-	
Total Annual Cost	(1,804,000)	(3,389,925)	(3,834,600)	(3,488,100)	(3,653,100)	(3,653,100)	(19,822,825)
				-	-	-	
Annual Cash Flow	(1,804,000)	1,300,966	1,938,804	2,285,304	2,120,304	2,120,304	7,961,683
Cumulative Cash Flow	(1,804,000)	(503,034)	1,435,770	3,721,075	5,841,379	7,961,683	

CERTIFICATE OF AUTHOR

Mine Exploration is an independent, privately owned consulting firm and has provided exploration and mining consulting services to the mineral industry in North America, Canada and Mexico since 1986.

I, Gregory Schifrin., do hereby certify that:

1. I am President of :
   Minex Exploration.
   PO Box 2183
   Sandpoint, Idaho 83864

2. I have graduated from the following Universities with degrees as follows:
   a. University of Idaho, B.S. economic geology 1983

3. I am a certified Licensed and Professional Geologist (#2146) registered in the State of Washington and in good standing. I am a Professional member of Society of Mining Engineers (SME) #4053449

4. I have worked as a mineral exploration geologist for 35 years since my graduation from University of Idaho.

5. I am responsible for the preparation of all sections of the report titled Gyovary Property Review, Hidden Hand Mine, Lewiston District, Fremont County, and dated May 10, 2017.

6. I have not had prior involvement with the property that is the subject of the Report before preparing this third party report.

7. I am independent of the issuer.

Dated this 10th day of May, 2017

Updated December 28, 2017


State of Washington
2146
Licensed Geologist
Gregory Schifrin